UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

On March 31, 2023, the Board of Directors (the “Board”) of Roan Holdings Group Co, Ltd. (the “Registrant”) unanimously passed a resolution to amend the definition of “Class B Conversion Date” in the Registrant’s Memorandum and Articles of Association (the “Amended M&A”). The Class B Conversion Date is the date on which all then outstanding Class B Preferred Shares of the Registrant shall automatically convert into Ordinary Shares of the Registrant. Under the Amended M&A, the Board is given the authority to amend the Class B Conversion Date on or prior to the then-applicable Class B Conversion Date, and thereby extend or reduce the maximum term for which the Class B Preferred Shares may be outstanding, by resolution and without approval of the holders of Class B Preferred Shares. The Class B Conversion Date was originally two years after the date on which the Class B Preferred Shares were issued. The Class B Conversion Date was previously amended to be (i) thirty months after such issuance date, (ii) thirty-three months after such issuance date, and thirty-six months after such issuance date, and (iii) March 31, 2023.The Class B Conversion Date is now being amended to be June 30, 2023.

The Registrant has filed the Amended M&A with the BVI Registry of Corporate Affairs effective April 4, 2023. A copy of the Amended M&A is attached hereto as Exhibit 3.1.

Exhibit Index

Exhibit	Description

3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: April 20, 2023	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer

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